MUNIYIELD PENNSYLVANIA INSURED FUND

FILE # 811-7136

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
12/12/2005	Puerto Rico Municipal Finance Agency 5.25% 8/1/23	730,835,000	4,500,000	Banc of America Morgan Stanley Ramirez & Co Citigroup Corp & Investment Goldman Sachs JP Morgan Lehman Brothers Merrill Lynch Raymond James Wachovia Bank
4/7/2006	Commonwealth of PA	45,000,000	4,000,000	Morgan Stanley Goldman Sachs Merrill Lynch UBS Sec